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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                             SEC File No.: 0-4538
                            CUSIP No.: 23252E 10 6

(Check One) [x] Form 10-K  [ ] Form 20-F  [ ] Form 10Q  [ ] Form N-SAR

                     For Period Ended: December 31, 2000
                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: _______________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

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PART I - REGISTRANT INFORMATION

CYBEX INTERNATIONAL, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable





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10 Trotter Drive
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Address of Principal Executive Office (Street and Number)

Medway, Massachusetts 02053
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12(b) - 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K. 11-K, Form 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within prescribed time period. (Attach Extra Sheets if Needed)

          The Registrant is negotiating with its banks various amendments to or waivers with respect to its credit facility. The results of such negotiations may impact certain portions of its Report on Form 10-K. The Registrant will file the Report promptly upon the finalization of such negotiations, and in any event within the grace period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Paul Horgan         (508)         533-4300
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     (Name)             (Area Code)    (Telephone Number)




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(2)  Have all other periodic reports required under section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is
     no, identify report(s).                                   [x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  [x]Yes  [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that its net sales for 2000 will be $125.3 million, compared to $129.2 million for 1999, and that its net loss for 2000 will be $20.6 million, or $2.36 per share, compared to net income of $4 million, or $0.46 per share, in 1999. Included within such 2000 results are $25.4 million of non-recurring pre-tax charges, including (1) the following fourth quarter charges: a $2.5 million charge relating to its December 2000 workforce reduction, a $16.9 million charge relating to goodwill impairment from the Company's Tectrix acquisition, and a $2.8 million charge relating to a settlement under a license agreement; and (2) the following second quarter charges: $2.4 million related to the relocation of the Company's Irvine, California plant and $800,000 to write-off internal use software that will not be utilized in the future.

          Attached are the Registrant's Condensed Consolidated Statements of Operations for the quarters and years ended December 31, 1999 and 2000.
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                           CYBEX INTERNATIONAL, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001           By:   /s/ John Aglialoro
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                                   John Aglialoro, Chairman

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


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                           CYBEX INTERNATIONAL, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                 Three Months Ended                  Year Ended
                                            December 31,    December 31,      December 31,    December 31,
                                               2000            1999              2000            1999
                                           ------------    -----------        -----------     ----------
Net sales                                    $ 27,481        $ 39,824         $ 125,293        $129,168
Cost of sales                                  20,578          23,913            82,936          82,033
                                           ------------    -----------        -----------     ----------
Gross profit                                    6,903          15,911            42,357          47,135
As a percentage of sales                        25.2%           40.0%             33.8%           36.5%
Selling, general and administrative
         expenses                              13,622          10,280            46,370          37,752
Nonrecurring charges                           22,288              --            25,440              --
                                           ------------    -----------        -----------     ----------
Operating income (loss)                       (29,007)          5,631           (29,453)          9,383
Interest expense, net                            (755)           (658)           (2,823)         (2,600)
                                           ------------    -----------        -----------     ----------
Income (loss) before income taxes             (29,762)          4,973           (32,276)          6,783
Income tax provision (benefit)                (10,668)          2,039           (11,699)          2,781
                                           ------------    -----------        -----------     ----------
Net inocme (loss)                            $(19,094)       $  2,934         $ (20,577)       $  4,002
Basic and diluted net income (loss)
          per share                          $  (2.19)       $    .34         $   (2.36)       $    .46
                                           ------------    -----------      -------------    -----------
Weighted average shares outstanding             8,725           8,689             8,725           8,689
                                           ------------    -----------      ------------    ------------
Diluted shares                                  8,725           8,689             8,725           8,689
                                           ------------    -----------      ------------    ------------